UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934
Date: March 28, 2024
Commission File Number: 001-37946

Algonquin Power & Utilities Corp.
(Translation of registrant’s name into English)

354 Davis Road
Oakville, Ontario, L6J 2X1, Canada
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐    Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXHIBIT INDEX

The following exhibits are filed as part of this Form 6-K:
Exhibit	Description
99.1
Remarketing Agreement, dated as of February 29, 2024, by and among Algonquin Power & Utilities Corp., remarketing agents party thereto and The Bank of New York MellonTrust Company, N.A. as Purchase Contract Agent and attorney-in-fact of the Holders of the Purchase Contracts

99.2
Supplemental Remarketing Agreement, dated as of March 26, 2024, by and among Algonquin Power & Utilities Corp., remarketing agents party thereto and The Bank of New York Mellon N.A. as Purchase Contract Agent and attorney-in-fact of the Holders of the Purchase Contracts

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALGONQUIN POWER & UTILITIES CORP.
(registrant)

Date: March 28, 2024	By: /s/ Darren Myers
Name: Darren Myers
Title: Chief Financial Officer